Issuer Free Writing Prospectus dated August 4, 2009
Filed Pursuant to Rule 433
Registration No. 333-145282
(Relating to Prospectus dated August 15, 2007)

Issuer	MannKind Corporation (NASDAQ: MNKD)

Common Stock Offered by MannKind	7,400,000 shares of common stock (1,000,000 shares of which are being purchased by our chairman, chief executive officer and principal stockholder, Alfred E. Mann, from the underwriters at a price per share equal to the greater of the public offering price or the market value of our common stock immediately preceding the pricing of this offering as determined by applicable Nasdaq rules; the underwriters will not receive any underwriting discounts or commissions on these shares).

Upon completion of this offering, we will have 111,046,376 shares of common stock outstanding based on the actual number of shares outstanding as of June 30, 2009, which was 103,646,376, and does not include, as of that date:

	•	5,476,258 shares of common stock issuable upon the exercise of outstanding stock options with a weighted average exercise price of $7.06 per share;

	•	3,595,482 shares of common stock issuable upon the settlement of outstanding restricted stock units;

	•	5,117,523 shares of common stock issuable upon the conversion of our outstanding 3.75% senior convertible notes due 2013 at a conversion price of approximately $22.47 per share;

	•	2,882,873 shares of common stock reserved for issuance upon the exercise of outstanding warrants with a weighted average exercise price of $12.23 per share; and

	•	9,487,966 shares of common stock available for future grant under our 2004 equity incentive plan, 2004 non-employee directors’ stock option plan and 2004 employee stock purchase plan.

In addition, we have granted the underwriters an option to purchase up to an additional 960,000 shares of common stock. Except as otherwise indicated, all information in this issuer free writing prospectus assumes exercise by the underwriters of this option.

Use of Proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including clinical trial expenses, research and development expenses, general and administrative expenses, manufacturing expenses, and potential acquisitions of companies and technologies that complement our business.

Risk Factors	Before you make a decision to invest in our common stock, you should consider carefully the risks described below, and in the section entitled “Risk Factors” contained in our quarterly report on Form 10-Q for the fiscal quarter June 30, 2009, as filed with the SEC on August 3, 2009, together with other information in the prospectus to which this issuer free writing prospectus relates, and the information incorporated by reference therein.

Risks Related to Our Offering

Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

We intend to use the net proceeds from this offering for general corporate purposes, including clinical trial expenses, research and development expenses, general and administrative expenses, manufacturing expenses, and potential acquisitions of companies and technologies that complement our business. Accordingly, our management will have broad discretion as to the application of the net proceeds from this offering, and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

Our Business	MannKind Corporation is a biopharmaceutical company focused on the discovery, development and commercialization of therapeutic products for diseases such as diabetes and cancer. Our lead product candidate is an ultra rapid-acting insulin known as AFRESA, which is also the trade name for the product that we have proposed to the United States Food and Drug Administration, or FDA. In March 2009, we submitted a new drug application, or NDA, to the FDA requesting approval of AFRESA for the treatment of adults with type 1 or type 2 diabetes for the control of hyperglycemia. The FDA accepted our NDA for filing in May 2009. We believe that the performance characteristics, unique kinetics, convenience and ease of use of AFRESA have the potential to change the way diabetes is treated.

We believe that a distinguishing characteristic of AFRESA is that it produces a profile of insulin levels in the bloodstream that approximates the insulin profile normally seen in healthy individuals immediately following the beginning of a meal, but which is absent in patients with diabetes. Specifically, AFRESA is rapidly absorbed into the bloodstream following inhalation, reaching peak levels within 12 to 14 minutes. As a result of this rapid absorption, most of the glucose-lowering activity of AFRESA occurs within the first three hours of administration — which is generally when glucose becomes available from a meal — instead of the much longer duration of action observed when insulin is injected subcutaneously. We believe that the relatively short duration of action of AFRESA reduces the need for patients to snack between meals in order to manage ongoing blood glucose excursions. In our clinical trials, we have observed that patients using AFRESA have achieved significant reductions in post-meal glucose excursions and significant improvements in overall glucose control, as measured by decreases in glycosylated hemoglobin, or A1C, levels, without the weight gain typically associated with insulin therapy.

We have conducted an extensive clinical program, involving more than 40 different studies of AFRESA. Approximately 5,300 subjects participated in our clinical studies, of which more than 2,900 subjects were administered AFRESA. These studies were conducted in healthy volunteers, patients with type 1 and type 2 diabetes as well as diabetic patients with renal dysfunction, liver dysfunction, chronic obstructive pulmonary disease, asthma and upper respiratory tract infections. In addition, we have completed construction and achieved operational readiness of our production facility in Danbury, Connecticut. We believe that our facility will satisfy the initial commercial demand for AFRESA. The facility also includes expansion space that will allow production capacity to be increased based on anticipated needs during the initial years of commercialization. We are preparing for pre-approval inspection of the facility by the FDA. We will only be able to market AFRESA in the United States once, and if, the FDA approves our application.

AFRESA utilizes our proprietary Technosphere formulation technology, which is based on a class of organic molecules that are designed to self-assemble into small particles onto which drug molecules can be loaded. Technosphere technology is not limited to insulin delivery. We believe it represents a versatile drug delivery platform that may allow pulmonary administration of certain drugs that currently require administration by injection. Beyond convenience, we believe the key advantage of drugs inhaled as Technosphere formulations is that they have been shown to be absorbed very rapidly into the arterial circulation.

We are also developing therapies for the treatment of different types of cancer, which do not utilize our Technosphere platform. We are currently completing two clinical trials of our therapeutic cancer vaccines. We expect to announce the results of these trials by the end of 2009.

Sole Book-Running Manager	Jefferies & Company, Inc.

Co-Manager	Rodman & Renshaw, LLC

We have filed a registration statement and a prospectus with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. This registration statement and prospectus included therein can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/899460/000095014807000184/v32369sv3.htm. Before you invest, you should read the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we or the underwriters for this offering will arrange to send you the prospectus if you request it from Jefferies & Company, Inc., Attention: Syndicate Prospectus Department, 520 Madison Avenue, New York, NY, 10022 or at (888) 449-2342.

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